SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 11)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Farmers & Merchants Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

307 79N 105

(Cusip Number)

January 1, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No. 307 79N 105

1.	Names of Reporting Person: Andrew J. Briggs
2.	Check the Appropriate Box if a Member of a Group: Not applicable. (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: U.S.A./Indiana

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 704,860
	6.	Shared Voting Power: 3,660
	7.	Sole Dispositive Power: 704,860
	8.	Shared Dispositive Power: 3,660

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 708,520
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not applicable.
11.	Percent of Class Represented by Amount in Row (9):
12.	Type of Reporting Person: IN

Item 1.

	(a)	Name of Issuer: Farmers & Merchants Bancorp, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 307 North Defiance Street Archbold, OH 43502

Item 2.

	(a)	Name of Person Filing: Andrew J. Briggs

	(b)	Address of Principal Business Office: 307 North Defiance Street Archbold, OH 43502

	(c)	Citizenship: U.S.A./Indiana residency

	(d)	Title of Class of Securities: Common Stock, no par value per share

	(e)	CUSIP Number: 307 79N 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 708,520

	(b)	Percent of class: 6.37%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 704,860

		(ii)	Shared power to vote or to direct the vote 3,660

		(iii)	Sole power to dispose or to direct the disposition of 704,860

		(iv)	Shared power to dispose or to direct the disposition of 3,660

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Out of the 708,520 aggregate number of shares over which the person is claiming beneficial ownership, 457,589 are held either in family trusts over which the person is the named trustee, or are shares held for the benefit of the person’s mother, over which he currently exercises a financial power of attorney.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2019

/s/ Andrew J. Briggs
Andrew J. Briggs
First Senior Vice President of Business Development
The Farmers & Merchants State Bank